Exhibit 99.1

Guardforce AI Announces Year End 2021 Financial Results

NEW YORK, NY – March 30, 2022 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ:GFAI) (NASDAQ:GFAIW), an integrated security solutions provider, today announced its financial results for the year ended December 31, 2021.

A video interview accompanying this release can be streamed here.

Recent Company Highlights

●	Closed its initial public offering of 3,614,458 units of the Company, at a public offering price of $4.15 per unit, with each unit consisting of one ordinary share of the Company, par value $0.003 per share and one warrant to purchase one ordinary share, for aggregate gross proceeds of approximately $15.0 million, before underwriting discounts and other offering expenses.

●	Relocated principal executive offices from Thailand to Singapore.

●	Entered into transfer agreements to acquire 100% of the equity interests in the following companies, to begin operations in the markets where these companies are located:

o	Macau GF Robotics Limited, a company incorporated in Macau

o	Robotics Malaysia Sdn. Bhd., a company incorporated in Malaysia

o	Guardforce AI Singapore Pte. Ltd., a company incorporated in Singapore

●	A subsidiary Guardforce Cash Solutions Security (Thailand) Co., Ltd., or GF Cash (CIT), was selected as the authorized operator of a Consolidated Cash Center (CCC) for Hadyai CCC for a period of five years starting January 17, 2022.

●

Completed a private placement with several investors, wherein a total of 7,919,997 ordinary shares were issued at a purchase price of $1.30 per share, with each investor also receiving a warrant to purchase up to a number of ordinary shares equal to 150% of the number of ordinary shares purchased by such investor in the private placement, at an exercise price of $1.30 per share, for a total purchase price of approximately $10.3 million, before deducting the placement agent’s fees and other estimated offering expenses.

●	Hit major Company milestone with the deployment of more than 1,400 robots in the Asia Pacific region.

●	Announced U.S. expansion with the establishment of a wholly-owned U.S. subsidiary and announced a strategic partnership with a U.S. based Technology-as-a-Service (TaaS) business.

●

Closed deal for the expansion of its Robotics-as-a-Service (RaaS) offering to China’s Greater Bay Area with the acquisition of Shenzhen GFAI Robot Technology Co., Limited (former name: Shenzhen Keweien Robot Service Co., Limited) and Guangzhou GFAI Technology Co., Limited (former name: Guangzhou Kewei Robot Technology Co., Limited). In connection with this acquisition, we issued 2,142,852 restricted ordinary shares to the sellers’ designated parties.

●	Announced the signing of a non-binding letter of intent to acquire up to 36 subsidiaries of a related party located in China, all operating in the robotics and AI sectors.

●	Announced expansion into Dubai and Australia with the establishment of subsidiaries in those markets.

Management Commentary

“The fourth quarter of 2021 and start of 2022 were highly focused on executing our goal of diversifying our service offerings and revenue streams, and expanding our geographic presence,” said Terence Yap, Chairman of Guardforce AI. “We recently closed a $10.3 million private placement to further our pipeline of acquisitions and partnerships, and for investment in our technology. We continue efforts to differentiate our business through our RaaS platform, including strategic acquisitions of two leading robotic companies in China. These acquisitions are expected to contribute to our goal of scaling global operations while providing swift entry into highly evolving markets, facilitated by these companies’ experienced and established sales teams.

“Looking ahead, we are working rapidly through our pipeline of acquisition targets following a growth strategy of acquiring successful companies that are leaders in their field. We continue to see industry-wide technology convergence between physical security, cybersecurity and facilities management, and we are positioning Guardforce AI to benefit from these trends. As the COVID 19 pandemic’s effects continue to subside, we expect to consolidate our leading position within the secure logistics services in Thailand while leveraging our strengths into new opportunities in the technology sectors internationally. 2022 presents an exciting opportunity for Guardforce AI to continue our growth trajectory with customers, building both our robotics and cybersecurity divisions and increasing shareholder value. I look forward to providing additional updates in the months to come,” Yap concluded.

Financial Summary for the Year Ended December 31, 2021

●	Revenue was approximately $35.2 million for the year ended December 31, 2021 compared to $37.6 million in the same period of 2020. This represents a decrease of approximately 6.6% or $2.5 million. The decrease was primarily due to the uncontrolled resurgent outbreak of COVID-19 since April 2021 in Thailand, significantly reducing the number of customer orders, partially offset by an increase and stronger demand for GDM products and Robotics AI Solutions business.

●	GDM products experienced continuous double-digit increases in the past years, increasing by 12.9% in 2021 to $1.6 million, or approximately 4.7% of total revenue, as compared to 3.9% for the year ended December 31, 2020.

●	For the year ended December 31, 2021, the Company generated approximately $0.5 million in revenue from cybersecurity business.

●	For the year ended December 31, 2021, cost of revenue was $31.1 million, a decrease from $31.4 million from the prior year. Cost of revenue as a percentage of revenue increased from 83.3% for the year ended December 31, 2020 to 88.4% for the year ended December 31, 2021. This increase was mainly due to the increase in fuel consumption costs in 2021 by approximately 25.7%.

●	As a percentage of revenue, gross margin was 11.6% for the year ended December 31, 2021, compared to 16.7% for the year ended December 31, 2020, primarily due to an increase in labor costs of overtime, fuel consumption costs and reallocation of rental expenses in 2021.

●	For the year ended December 31, 2021, total selling, distribution and administrative expenses were $7.6 million, an increase of $0.9 million, or 13.6%, compared to $6.7 million for the year ended December 31, 2020. The increase was mainly due to the increase in the listing expenses, offset with a decrease in operating employee compensation and related expenses due to the reduction in manpower in 2021, and a decrease in rental expenses for the Thailand office due to reallocation to cost of revenue.

●	For the year ended December 31, 2021, income tax benefit was $0.7 million, a decrease of $1.0 million as compared to the year ended December 31, 2020. Guardforce AI is subject to various rates of income tax under different jurisdictions. The decrease in income tax expense was mainly due to the recognition of deferred taxes relating to the reported taxable loss in 2021 to be carried forward to offset future taxable profit.

●	Loss from operations was $3.7 million compared to $2.1 million in the same period of 2020.

●	EBITDA Loss was $0.2 million on non-IFRS measurement, compared to EBITDA of $3.0 million in the same period of 2020.

●	Net loss was $5.5 million compared to $3.1 million in the same period of 2020. Non-IFRS net income was $1.8 million compared to $4.8 million in the same period of 2020. This was mainly due to an increase in administrative expenses.

●	Loss per share was $0.31. Non-IFRS earnings per share was $0.10, compared to $0.28 in the same period of 2020.

●	Net cash provided by operating activities was $1.0 million, compared to $4.9 million in the same period of 2020 and was mainly due to the adjustment of non-cash items depreciation and amortization of $5.0 million, mainly comprised of depreciation of fixed assets and depreciation for right-of-use assets.

2022 Outlook

As previously announced for the full year 2022, the Company continues to expect:

●	Net revenue of $55-$60 million, representing growth of more than 66% versus 2021.

●	Inorganic revenues (i.e., revenues from companies expected to be acquired during 2022) of approximately $21 million, representing 36% of total net revenues.

●	Non-cash revenues (including robotics, cybersecurity and other non-cash related security services revenues) are expected to expand to approximately $25.5 million, representing 44% of total net revenues.

Reconciliations of IFRS measures to non-IFRS measures presented above are included at the end of this document.

FISCAL YEAR 2021 OPERATIONAL AND FINANCIAL RESULTS

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Profit and Loss

(Expressed in U.S. Dollars)

	For the years ended December 31,
	2021	2020	2019

Revenue	$35,153,190	$37,648,782	$38,571,080
Cost of sales	(31,084,833)	(31,374,098)	(33,928,496)
Gross profit	4,068,357	6,274,684	4,642,584

Provision for and write off of withholding taxes receivable	(190,038)	(1,722,762)	-
Selling, distribution and administrative expenses	(7,582,043)	(6,674,472)	(4,753,566)
Operating loss	(3,703,724)	(2,122,550)	(110,982)

Other income, net	285,220	52,956	160,168
Foreign exchange (losses) gains, net	(1,821,175)	68,924	985,829
Finance costs	(984,843)	(898,748)	(886,465)
Loss (Profit) before income tax	(6,224,522)	(2,899,418)	148,550

Provision for income tax benefit (expense)	732,868	(242,837)	(88,473)
Net (loss) profit for the year	(5,491,654)	(3,142,255)	60,077
Less: net loss (profit) attributable to non-controlling interests	9,727	16,231	(6,042)
Net (loss) profit attributable to equity holders of the Company	$(5,481,927)	$(3,126,024)	$54,035

(Loss) Earnings per share
Basic and diluted loss attributable to the equity holders of the Company	$(0.31)	$(0.18)	$0.00

Weighted average number of shares used in computation:
Basic and diluted	17,537,238	17,224,232 *	16,666,663 *

*	Giving retroactive effect to the reverse split on August 20, 2021.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

	As of December 31,
	2021	2020

Assets
Current assets:
Cash and cash equivalents	$12,728,783	$8,414,044
Restricted cash	1,600,000	-
Trade receivables	4,939,568	5,468,911
Withholding taxes receivables	-	690,487
Other current assets	1,275,981	1,584,884
Inventories	1,387,549	495,081
Amount due from related parties	26,007	373,268
Total current assets	21,957,888	17,026,675

Non-current assets:
Restricted cash	1,525,028	1,715,866
Property, plant and equipment	9,897,301	7,884,354
Right-of-use assets	2,364,993	4,190,351
Intangible assets, net	164,316	223,408
Goodwill	329,534	-
Withholding taxes receivable, net	3,531,953	3,534,552
Deferred tax assets, net	1,635,638	1,038,346
Other non-current assets	345,586	361,275
Total non-current assets	19,794,349	18,948,152
Total assets	$41,752,237	$35,974,827

Liabilities and equity
Current liabilities:
Trade and other payables	$1,028,721	$1,540,411
Borrowings	933,110	494,994
Borrowings from related parties	13,506,184	-
Current portion of operating lease liabilities	2,366,045	2,211,984
Current portion of finance lease liabilities, net	619,301	632,105
Other current liabilities	1,824,635	1,249,106
Income tax payables	-	284,627
Amount due to related parties	2,217,752	1,670,469
Total current liabilities	22,495,748	8,083,696

Non-current liabilities:
Borrowings	859,120	993,869
Operating lease liabilities	-	2,106,429
Borrowings from related parties	5,332,803	19,085,812
Finance lease liabilities, net	666,455	1,023,366
Other non-current liabilities	54,000	-
Provision for employee benefits	5,819,132	6,841,673
Total non-current liabilities	12,731,510	30,051,149
Total liabilities	35,227,258	38,134,845

Equity
Ordinary shares – par value $0.003 authorized 300,000,000 shares, issued and outstanding 21,201,842 shares at December 31, 2021; par value $0.003 authorized 100,000,000 shares, issued and outstanding 17,356,090* shares at December 31, 2020	63,606	52,069
Subscription receivable	(50,000)	(50,000)
Additional paid in capital	15,630,631	2,082,795
Legal reserve	223,500	223,500
Retained earnings (Deficit)	(10,204,220)	(4,722,294)
Accumulated other comprehensive income	821,527	204,249
Capital & reserves attributable to equity holders of the Company	6,485,044	(2,209,681)
Non-controlling interests	39,935	49,663
Total equity (deficit)	6,524,979	(2,160,018)
Total liabilities and equity (deficit)	$41,752,237	$35,974,827

*	Giving retroactive effect to the reverse split on August 20, 2021.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the years ended December 31,
	2021		2020	2019
Cash flows from operating activities
Net (loss) profit		$(5,491,654)	$(3,142,255)	$60,077
Adjustments for:
Depreciation		4,981,259	4,979,274	5,246,912
Amortization of intangible assets		51,383	54,745	43,129
Interest income	.	-	-	(8,728)
Stock-based compensation		-	100,936	-
Finance costs		909,093	650,492	515,846
Increase in deferred tax assets		(732,868)	(30,135)	55,545
Recovery of doubtful accounts, net		-	(2,872)	(19,554)
Increase in provision for withholding tax receivables		190,038	1,012,543	-
Write off of withholding tax receivables		-	710,219	-
Loss/(Gain) from fixed assets disposal		4,438	(431)	(27,504)
Changes in operating assets and liabilities:
(Increase)/Decrease in trade and other receivables		(26,740)	389,320	858,205
(Increase)/Decrease in other current assets		236,234	123,764	122,371
(Increase)/Decrease in inventories		(967,994)	(484,745)	-
Decrease/(Increase) in amount due from related parties		352,432	(373,003)	(12,930)
(Increase)/Decrease on other non-current assets		(58,431)	162,998	(196,184)
(Decrease) in trade and other payables		(437,086)	(561,769)	(446,040)
(Increase)/Decrease in other current liabilities		1,944,617	(670,072)	(177,789)
Increase in income tax payables		-	272,972	-
(Decrease)/increase in amount due to related parties		(361,815)	529,489	(381,737)
Decrease in withholding taxes receivable		88,353	799,606	(960,497)
Decrease in provision for employee benefits		297,905	386,425	321,489
Net cash inflows from operating activities		979,164	4,907,501	4,992,611

Cash flows from investing activities
Payment for property, plant and equipment		(5,235,480)	(1,405,190)	(433,513)
Proceeds from disposal of property, plant and equipment		-	-	29,164
Payment for intangible assets		(13,235)	(26,316)	(47,163)
Cash acquired from acquisition of Handshake		24,276	-	-
Net cash (outflows) from investing activities		(5,224,439)	(1,431,506)	(451,512)

Cash flows from financing activities
Proceeds from issues of shares		13,244,329	-	-
Proceeds from borrowings		1,563,444	7,363,163	3,122,656
Repayment of borrowings		(1,334,930)	(5,371,766)	(1,072,216)
Interest paid		(926,203)	(248,047)	(260,179)
Lease payments		(1,893,328)	(2,876,314)	(3,519,282)
Net cash inflows (outflows) from financing activities		10,653,312	(1,132,964)	(1,729,021)

Effect of exchange rate changes on cash		(684,136)	99,158	(585,922)
Net increase in cash and cash equivalents, and restricted cash		5,723,901	2,442,189	2,226,156
Cash and cash equivalents, and restricted cash at beginning of year		10,129,910	7,687,721	5,461,565
Cash and cash equivalents, and restricted cash at end of year		$15,853,811	$10,129,910	$7,687,721

Non-cash investing and financing activities
Leasehold improvements through finance leases		$-	$-	$62,295

NON-IFRS FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the non-IFRS adjusted EBITDA as financial measures for our consolidated results.

We believe that adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations and net income. We believe that these non-IFRS measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present the non-IFRS financial measures in order to provide more information and greater transparency to investors about our operating results.

EBITDA represents net income before (i) finance costs, income taxes and depreciation of fixed assets and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Non-IFRS adjusted net income represents net income before (i) finance costs, income taxes and depreciation of fixed assets and amortization of intangible assets, (ii) certain non-cash expenses, consisting of stock-based compensation expense, provision for withholding tax receivables and foreign exchange difference.

Non-IFRS earnings per share represents non-IFRS net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods. Non-IFRS diluted earnings per share represents non-IFRS net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis.

The table below is a reconciliation of our net income to EBITDA and non-IFRS net income for the periods indicated:

	For the years ended December 31,
	2021	2020
Net loss – IFRS	$(5,491,654)	$(3,142,255)
Finance costs	984,843	898,748
Income tax (benefit) expense	(732,868)	242,837
Depreciation and amortization expense	5,032,642	5,034,019
EBITDA	(207,037)	3,033,349
Stock-based compensation expense	-	100,936
Provision for withholding tax receivables	190,038	1,012,543
Written off of withholding tax receivables	-	710,219
Foreign exchange losses (gains), net	1,821,175	(68,294)
Adjusted net income (Non-IFRS)	$1,804,176	$4,788,753

Non-IFRS earnings per share
Basic and diluted profit for the year attributable to ordinary equity holders of the Company*	$0.10	$0.28

Weighted average number of shares used in computation:
Basic and diluted*	17,537,238	17,224,232

*	Giving retroactive effect to the reverse split on August 20, 2021.

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. (Nasdaq: GFAI, GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports the high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection.

For more information, visit www.guardforceai.com

Forward-Looking Statements

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the SEC. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

CONTACTS

Corporate Contact:
Yu Hu
Email: yu.hu@guardforceai.com
Phone: (+852) 2838-3500

Media Relations:
Patrick Yu
Email: patrick.yu@fleishman.com
Phone: (+852) 2586-7877

Investor Relations:
Shannon Devine
Email: GFAI@mzgroup.us
Phone: +1 203-741-8811